September 25, 1998

VIA FACSIMILE: (202) 942-9635
Ms. Suzanne Hayes
Securities and Exchange Commission
Mail Stop 4-9
450 Fifth Street N.W.
Washington, DC 20549

   RE: Withdrawal Letter - Fashion Dynamics Corp. 000-24757

Dear Ms. Hayes;

Please withdraw the Form 10 submission for Fashion Dynamics Corp.
As we discussed on the phone, I will resubmit this as a Form 10-SB which will respond to your comments letter of September 11, 1998. Thank you for your assistance, and if there are any questions, please do not hesitate to contact me.

Sincerely,


/s/ Daniel G. Chapman, Esq.

Daniel G. Chapman, Esq.